July 2, 2009

VIA EDGAR AND UPS OVERNIGHT COURIER

Mr. Chris White
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Re:         Quicksilver Resources Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 3, 2009
File No. 1-14837

Dear Mr. White:

This letter sets forth the responses of Quicksilver Resources Inc. to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 22, 2009 (the “Comment Letter”).  For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.

With respect to those comments, which suggested that additional disclosure be made, we have set forth the nature of the disclosure that we would propose to add to our future Form 10-K filings.  In this regard, we do not believe that failure to provide such disclosure in our Form 10-K filing for the fiscal year ended December 31, 2008, is sufficiently material to require an amendment to the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2008, as amended

General

1.	Please explain to us why you provided only one year of financial statements for BBEP. Refer to the requirements of Regulation S-X, Rule 3-09(b).

Response:  We acquired our BBEP units in a sale transaction during the 4th quarter of 2007 and there were no earnings recognized related to BBEP during any part of 2007 because we recognize our equity earnings in BBEP utilizing a one quarter lag, as disclosed in our accounting policies.  Based on BBEP’s results of operations during 2008 and our relative ownership in them when compared to our consolidated results of operations, we determined that inclusion of BBEP’s separate financial statements were required in our 2008 Annual Report on Form 10-K based on the income test in S-X Rule 3-09.

Based upon the absence of any equity method earnings related to the BBEP investment during 2007, we determined that presentation of BBEP’s 2007 financial statements was not required.  Further, our independent registered public accounting firm verbally confirmed with the SEC’s Division of Corporation Finance’s Chief Accountant’s Office that financial statements for BBEP for 2007 would not be required based upon the specific circumstances in this matter.  Accordingly, the BBEP financial statements included in our 2008 Annual Report on Form 10-K, as amended, were as of and for the year ended 2008 only.

Mr. Chris White
July 2, 2009

2.
Your amended Form 10-K filed June 17, 2009 states that Item 9A has been amended to report the material weaknesses associated with your restatement.  However, it appears that Item 9A has been omitted from the amendment.  Please remedy this omission promptly.  Note that we would also expect you to reevaluate whether your material weaknesses change your determination that your internal controls over financial reporting and your disclosure procedures and controls were effective as of December 31, 2008.

Response: Item 9A.  Controls and Procedures was not omitted from Amendment No. 3 to our Form 10-K/A filed on June 17, 2009.  Management’s conclusion regarding our disclosure controls and procedures was included in the Form 10-K/A, and is located, along with our independent registered public accounting firm’s opinion on our internal control over financial reporting, after Note 27 in Item 8 and before Item 15.  As a consequence of filing amendments to our 2008 Annual Report on Form 10-K, management determined that our disclosure controls and procedures were not effective as of December 31, 2008 and we amended Item 9A. Controls and Procedures to reflect this revised conclusion.

Engineering Comments

Strategic Acquisition, page 5

3.
Please revise your disclosure to remove the estimated volume of recoverable natural gas resources attributed to an acquisition that was completed in 2008.  Only proved reserves can be disclosed in filings with the SEC.

Response:  We understand the Commission’s position regarding disclosure of estimated volume of recoverable resources and its inclusion was an oversight.  We will ensure that future filings exclude any reference to estimated volume of recoverable resources.

Oil and Natural Gas Operations, page 7

Texas, page 7

4.
For the proved undeveloped Barnett Shale wells that were drilled in 2008 please provide their pre and post drill reserve estimates for each well.  For the proved undeveloped wells that you booked as proved as of December 31, 2008 based on the wells drilled in 2008 please provide their proved undeveloped reserve estimates per well.

Response:  At December 31, 2007, we had 218 Barnett Shale proved undeveloped (“PUD”) locations which had average per well net reserves of 2.4 Bcfe.  During 2008, we successfully drilled 52 locations that had been classified as PUD reserves at December 31, 2007 which had estimated net reserves at December 31, 2007 of 2.6 Bcfe per well.  After being drilled and including their production during 2008, these 52 wells had estimated net reserves of 2.1 Bcfe per well on a price neutral basis.  At December 31, 2008 we had a total of 309 wells classified as PUDs with estimated net reserves of 2.5 Bcfe per well.

In the Barnett Shale reserves can vary significantly by geographic area.  Our reserves in the southern portion of the Barnett Shale have smaller estimated net reserves and contain a much higher NGL content compared to our reserves in the northern portion of the Barnett Shale.  Of the 218 PUD locations at December 31, 2007, only 1% were located in the northern portion of the Barnett Shale, whereas, at December 31, 2008, the northern portion of the Barnett Shale represented 38% of the 309 PUD locations.  Thus, the higher concentration of PUDs in the northern portion of the Barnett Shale accounted for the increase in net reserves per well from 2007 to 2008.

Mr. Chris White
July 2, 2009

Risk Factors, page 19

5.
The SEC definition of proved reserves found in Rule 4-10(a) of Regulation S-X requires that you be reasonably certain that the reserves you classify as provided will be recovered.  This means that the ultimate recovery of reserves is more likely to equal or exceed your estimates than to be less than your estimates.  The definition does not contemplate there being less than reasonable certainty in reserve estimates pertaining to properties that are undeveloped.  Your risk factor disclosure saying there is less certainty if these conditions prevail than even proved developed reserves seem to be contradicting, or mitigating, the criteria of reasonable certainty that is necessary for reserves to be classified as proved.  If you are not reasonably certain of recovering all or a portion of your reported reserves, please remove the associated volumes of reserves from your estimates of proved reserves that are disclosed in your filing.  If you are reasonably certain that you will recover your reported reserves, please revise your risk factor and any similar disclosure in the document to not imply that proved reserves are not reasonably certain to be recovered and that there is less certainty for proved undeveloped reserves as compared to proved developed producing reserves.

Response:  While we believe it is important for investors to understand the risks and limitations associated with reserve estimates, we did not intend to imply that there was not reasonable certainty with respect to the recoverability of our proved reserves.  In response to the Staff’s comment, in future filings, we will revise the risk factor and similar disclosure to delete any language that could be read to imply that proved reserves are not reasonably certain.  The revised risk factor would read as follows:

Reserve estimates depend on many assumptions that may turn out to be inaccurate and any material inaccuracies in these reserve estimates or underlying assumptions may materially affect the quantities and present value of our reserves.

The process of estimating natural gas, NGL and crude oil reserves is complex. It requires interpretations of available technical data and various assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of reserves disclosed in our filings with the SEC.

In order to prepare these estimates, we and independent reserve engineers engaged by us must project production rates and timing of development expenditures. We and the engineers must also analyze available geological, geophysical, production and engineering data, and the extent, quality and reliability of this data can vary. The process also requires economic assumptions with respect to natural gas and crude oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. ~~Therefore, estimates of natural gas, NGL and crude oil reserves are inherently imprecise.~~

Actual future production, natural gas, NGL and crude oil prices and revenue, taxes, development expenditures, operating expenses and quantities of recoverable natural gas and crude oil reserves most likely will vary from our estimates. Any significant variance could materially affect the estimated quantities and present value of reserves disclosed in our Annual Report on Form 10-K, as amended. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing petroleum prices and other factors, which may be beyond our control.

At December 31, 2008, approximately 37% of our estimated proved reserves were undeveloped. ~~Undeveloped reserves, by their nature, are less certain than comparable developed reserves.~~ Recovery of undeveloped reserves requires additional capital expenditures and successful drilling and completion operations. Our reserve data assumes that we will make significant capital expenditures to develop our reserves. Although we have prepared estimates of our reserves and the costs associated with them in accordance with industry standards, there is risk that the estimated costs are inaccurate, that development will not occur as scheduled or that actual results will not be as estimated.

The present value of future net cash flows disclosed in Item 8 of our Annual Report on Form 10-K, as amended, is not necessarily the fair value of our estimated proved natural gas and crude oil reserves. In accordance with SEC requirements, the estimated discounted future net cash flows from proved reserves are based on prices and costs as

Mr. Chris White
July 2, 2009

of period end. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of the estimate. Any changes in consumption by natural gas, NGL and crude oil purchasers or in governmental regulations or taxation will also affect actual future net cash flows. The timing of both the production and the expenses from the development and production of natural gas and crude oil properties will affect the timing of actual future net cash flows from proved reserves and their present value. In addition, the 10% discount factor, which is required by the SEC to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor. The effective interest rate at various times and the risks associated with our business or the oil and natural gas industry in general will affect the appropriateness of the 10% discount factor in arriving at the reserves’ actual fair value.

Results of Operations, page 32

Impairment of Oil and Gas Properties, page 36

6.
You have presented an alternative pretax valuation related to your oil and gas reserves.  However, you have only presented an example valuation if the oil and gas price rise.  To present a balanced picture of your reserves, please revise your disclosure to also indicate the alternate value if the price of oil and gas were to decline by the same amount as the increased prices you presented.

Response:  The alternate pretax valuation was not included to demonstrate sensitivity.  We included this presentation because it is the same methodology used to calculate the coverage test of a financial covenant in our second lien facility, which was fully repaid during June 2009.  The second lien facility required that we use the three-year forward strip prices to calculate the coverage test.  However, we acknowledge the Commission’s concerns and will include upward and downward sensitivities to alternate values of our reserves should we include them in future filings.

Supplemental Information, page 88

7.
We note a number of significant reserve changes in your reserve reconciliation table.  However, we could find no explanations for those changes.  Please revise your disclosure to include appropriate explanations for all significant reserve changes.  Please see paragraph 11 of SFAS 69.

Response:  Within our 2009 Annual Report on Form 10-K filing, we would propose to add the following to our footnoted information regarding changes in proved reserves to supply additional information regarding the significant components of the changes:

Mr. Chris White
July 2, 2009

	Natural Gas (MMcf)			NGL (MBbl)			Crude Oil (MBbl)
	United States	Canada	Total	United States	Canada	Total	United States	Canada	Total

December 31, 2005	716,043	304,910	1,020,953	9,623	—	9,623	5,915	—	5,915
Revisions(4)	(80,484)	(32,938)	(113,422)	4,593	7	4,600	667	—	667
Extensions and discoveries(3)	332,811	55,006	387,817	34,510	14	34,524	320	—	320
Sales in place	—	(405)	(405)	—	—	—	—	—	—
Production	(35,028)	(18,238)	(53,266)	(741)	(5)	(746)	(587)	—	(587)

December 31, 2006(1)	933,342	308,335	1,241,677	47,985	16	48,001	6,315	—	6,315
Revisions(4)	(30,494)	17,761	(12,733)	1,112	(1)	1,111	633	—	633
Extensions and discoveries(3)	302,098	24,463	326,561	46,571	—	46,571	658	—	658
Sales in place(2)	(503,651)	(1,446)	(505,097)	(3,147)	—	(3,147)	(3,947)	—	(3,947)
Production	(38,887)	(20,732)	(59,619)	(2,466)	(5)	(2,471)	(584)	—	(584)

December 31, 2007(1)	662,408	328,381	990,789	90,055	10	90,065	3,075	—	3,075
Revisions(4)	(171,009)	4,923	(166,086)	(25.596)	—	(25,596)	(106)	—	(106)
Extensions and discoveries(3)	560,205	22,363	582,568	31,662	—	31,662	428	—	428
Purchases in place(5)	299,952	—	299,952	—	—	—	—	—	—
Sales in place	—	(27)	(27)	—	—	—	—	—	—
Production	(45,059)	(23,069)	(68,128)	(4,194)	(2)	(4,196)	(483)	—	(483)

December 31, 2008(1)	1,306,497	332,571	1,639,068	91,927	8	91,935	2,914	—	2,914

Proved developed reserves

December 31, 2006	626,582	217,759	844,341	18,771	16	18,787	5,236	—	5,236

December 31, 2007	379,917	260,029	639,946	50,738	10	50,748	2,763	—	2,763

December 31, 2008	756,191	278,668	1,034,859	56,181	8	56,189	2,509	—	2,509

(1)
Although the Company did not acquire its initial 32% limited partnership interest in BBEP until 2007, had the Company owned 32% of BBEP at December 31, 2006, proportionate ownership of BBEP would have included 1,341 MMcf of natural gas and 9,613 MBbl of crude oil, all within the United States but none of which is included in the above table. At December 31, 2007, the Company's 32% ownership of BBEP represented additional proved oil and natural gas reserves of 160,880 MMcf of natural gas, and 18,505 MBbl of crude oil, all within the United States but none of which is included in the above table. At December 31, 2008, the Company's 41% ownership of BBEP represented proved oil and gas reserves of 189,176 MMcf of natural gas and 10,509 MBbl of crude oil, all within the United States but none of which is included in the above table.

(2)	Sales of reserves in place during 2007 relate principally to the BreitBurn Transaction, which is more fully described in Note 5.

(3)	Extensions and discoveries for each period presented represent extensions to reserves attributable to additional drilling activity subsequent to discovery.

(4)
Revisions for each period presented reflect upward (downward) changes in previous estimates attributable to new information gained from development drilling activity and production history. Revisions include (166,198) MMcfe, 53,315 MMcfe and (55,704) MMcfe for such matters in 2008, 2007 and 2006, respectively. Revisions also include changes in previous estimates attributable to changes in sales prices. Revisions include (154,100) MMcfe, (55,584) MMcfe and (26,116) MMcfe for such sales price changes in 2008, 2007 and 2006, respectively.

(5)	Represents reserves acquired in the Alliance Acquisition, which is more fully described in Note 3.

8.
Please tell us how much oil, natural gas and natural gas liquids you were projected to produce in 2008 from the total proved reserves case of your 2007 reserve report(s).  Please reconcile any major differences between the forecasted amount and the actual amounts produced in 2008.  Please provide sufficient explanations for those differences.

Response:  The requested information regarding estimated production from the 2007 reserve reports compared with the actual 2008 production is included below:

Mr. Chris White
July 2, 2009

	2008 Estimated Production from 2007 Reserve Reports			Actual 2008 Production			Difference Increase / (Decrease)
	United States	Canada	Total	United States	Canada	Total	United States	Canada	Total

Natural gas (MMcf)	42,705	23,170	65,875	45,059	23,069	68,128	2,354	(101)	2,253

NGLs (MBbl)	5,482	2	5,484	4,194	2	4,196	(1,288)	—	(1,288)

Crude oil (MBbl)	322	—	322	483	—	483	161	—	161

Total (MMcfe)	77,529	23,182	100,711	73,121	23,081	96,202	(4,408)	(101)	(4,509)

The increase in natural gas production above the levels anticipated in the 2007 reserve report is attributable to more development of the northern portion of the Barnett Shale.  During 2008, the owners of the NGL lines that we utilize for takeaway in the southern portion of the Barnett Shale notified us that they were curtailing NGL volumes during much of 2008, which motivated our decision to redeploy our capital activity to the northern portion of the Barnett Shale where the reserves are dry and consequently not dependent on NGL takeaway.  The resulting development of the dry gas reserves in the northern portion of the Barnett Shale yielded lower NGL production than planned in the 2007 reserve report.  Overall, the lower absolute levels of production are due to the decrease in development of all areas attributable to the commodity price decreases in the latter half of 2008.

9.	Please tell us how much of your revisions of oil, natural gas and natural gas liquids in 2008 were due to price changes and how much were due to performance changes.

Response:  Please see our response to Question #7 above.  We believe that the proposed supplementation to our 2009 Annual Report on Form 10-K will address the quantification of the types of revisions that we recognized.

Pursuant to your request, Quicksilver Resources Inc. hereby acknowledges that:

- it is responsible for the adequacy and accuracy of the disclosure in the above referenced filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above referenced filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding any of the foregoing, please contact me at 817-665-5000.

Very truly yours, /s/ John C. Cirone John C. Cirone Senior Vice President, General Counsel and Secretary

cc:  Sandy Eisen
Kimberly Calder
James Murphy
   U. S. Securities and Exchange Commission